Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
ZEEKR Technology Innovation Limited	British Virgin Islands
ZEEKR Technology Limited	Hong Kong SAR, PRC
Zhejiang ZEEKR Intelligent Technology Co., Ltd.	PRC
Zhejiang ZEEKR Automobile Research & Development Co., Ltd.	PRC
Viridi E-Mobility Technology (Ningbo) Co., Ltd.	PRC